WHITE KNIGHT RESOURCES LTD.

INFORMATION CIRCULAR

Dated as of October 23, 2006

INTRODUCTION

This information circular accompanies the Notice of Annual and Special General Meeting (the "Meeting") of the shareholders of White Knight Resources Ltd. (the "Company") to be held on Wednesday, November 29, 2006 at the time and place set out in the accompanying Notice of Meeting. This information circular is furnished in connection with the solicitation of proxies by management of the Company for use at the Meeting and at any adjournment of the Meeting.

PROXIES AND VOTING RIGHTS

Management Solicitation and Appointment of Proxies

The persons named in the accompanying form of proxy are nominees of the Company's management. A shareholder has the right to appoint a person (who need not be a shareholder) to attend and act for and on the shareholder's behalf at the Meeting other than the persons designated as proxyholders in the accompanying form of proxy. To exercise this right, the shareholder must either:

(a)	on the accompanying form of proxy, strike out the printed names of the individuals specified as proxyholders and insert the name of the shareholder's nominee in the blank space provided; or

(b)	complete another proper form of proxy.

To be valid, a proxy must be dated and signed by the shareholder or by the shareholder's attorney authorized in writing. In the case of a corporation, the proxy must be signed by a duly authorized officer of or attorney for the corporation.

The completed proxy, together with the power of attorney or other authority, if any, under which the proxy was signed or a notarially certified copy of the power of attorney or other authority, must be delivered to Pacific Corporate Trust Company, 2nd Floor, 510 Burrard Street, Vancouver, British Columbia, Canada V6C 3B9, by at least 48 hours (excluding Saturdays, Sundays and holidays) before the time that the Meeting is to be reconvened after any adjournment of the Meeting.

Revocation of Proxies

A shareholder who has given a proxy may revoke it at any time before the proxy is exercised:

(a)	by an instrument in writing that is:

	(i)	signed by the shareholder, the shareholder's attorney authorized in writing or, where the shareholder is a corporation, a duly authorized officer or attorney of the corporation; and

(ii)

delivered to Pacific Corporate Trust Company, 2nd Floor, 510 Burrard Street, Vancouver, British Columbia, Canada V6C 3B9 or to the registered office of the Company at Suite 3350, Four Bentall Centre, 1055 Dunsmuir Street, Vancouver, British Columbia, Canada V7X 1L2 at any time up to and including the last business day preceding the day of the Meeting or any adjournment of the Meeting, or delivered to the Chairperson of the

Meeting on the day of the Meeting or any adjournment of the Meeting before any vote on a matter in respect of which the proxy is to be used has been taken; or

(b)	in any other manner provided by law.

Voting of Shares and Proxies and Exercise of Discretion by Proxyholders

Voting By Show of Hands

Voting at the Meeting generally will be by a show of hands, with each shareholder present in person being entitled to one vote.

Voting By Poll

Voting at the Meeting will be by poll only if a poll is:

(a)	requested by a shareholder present at the Meeting in person or by proxy;

(b)	directed by the Chairperson; or

(c)	required by law because the number of shares represented by proxy that are to be voted against the motion is greater than 5% of the Company's issued and outstanding shares.

On a poll, each shareholder and each proxyholder will have one vote for each common (voting) share held or represented by proxy.

Approval of Resolutions

To approve a motion for an ordinary resolution, a simple majority of the votes cast in person or by proxy will be required; to approve a motion for a special resolution, a majority of not less than 75% of the votes cast in person or by proxy will be required.

Voting of Proxies and Exercise of Discretion By Proxyholders

A shareholder may indicate the manner in which the persons named in the accompanying form of proxy are to vote with respect to a matter to be acted upon at the Meeting by marking the appropriate space. If the instructions as to voting indicated in the proxy are certain, the shares represented by the proxy will be voted or withheld from voting in accordance with the instructions given in the proxy on any ballot that may be called for.

If the shareholder specifies a choice in the proxy with respect to a matter to be acted upon, then the shares represented will be voted or withheld from the vote on that matter accordingly. If no choice is specified in the proxy with respect to a matter to be acted upon, the proxy confers discretionary authority with respect to that matter upon the proxyholder named in the accompanying form of proxy. It is intended that the proxyholder named by management in the accompanying form of proxy will vote the shares represented by the proxy in favour of each matter identified in the proxy and for the nominees of the Company's Board of Directors for directors and auditor.

The accompanying form of proxy also confers discretionary authority upon the named proxyholder with respect to amendments or variations to the matters identified in the accompanying Notice of Meeting and with respect to any other matters which may properly come before the Meeting. As of the date of this information circular, management of the Company is not aware of any such amendments or variations, or any other matters that will be presented for action at the Meeting other than those referred to in the accompanying Notice of Meeting. If, however, other matters that are not now known to management properly come before the Meeting, then the persons named in the accompanying form of proxy intend to vote on them in accordance with their best judgment.

Solicitation of Proxies

It is expected that solicitations of proxies will be made primarily by mail and possibly supplemented by telephone or other personal contact by directors, officers and employees of the Company without special compensation. The Company may reimburse shareholders' nominees or agents (including brokers holding shares on behalf of clients) for the costs incurred in obtaining authorization to execute forms of proxies from their principals. The costs of solicitation will be borne by the Company.

INFORMATION FOR NON-REGISTERED HOLDERS OF COMPANY'S COMMON SHARES

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Shareholders who do not hold their common shares in their own name ("Beneficial Shareholders") are advised that only proxies from shareholders of record can be recognized and voted at the Meeting. Beneficial Shareholders who complete and return an Instrument of Proxy must indicate thereon the person (usually a brokerage house) who holds their common shares as registered shareholder. Every intermediary (broker) has its own mailing procedure, and provides its own return instructions, which should be carefully followed. The form of proxy supplied to Beneficial Shareholders is identical to that provided to registered shareholders. However, its purpose is limited to instructing the registered shareholder how to vote on behalf of the Beneficial Shareholder.

If common shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those common shares will not be registered in such shareholder's name on the records of the Company. Such common shares will more likely be registered under the name of the shareholder's broker or agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration for the Canadian Depository for Securities, which Company acts as nominee for many Canadian brokerage firms). Common shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers/nominees are prohibited from voting shares for their clients. The directors and officers of the Company do not know for whose benefit the common shares registered in the name of CDS & Co. are held.

In accordance with National Instrument 54–101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Proxy to the clearing agencies and intermediaries for onward distribution to non-registered shareholders. Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings unless the Beneficial Shareholders have waived the right to receive meeting materials.

Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their common shares are voted at the Meeting. Often the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the proxy provided by the Company to the registered shareholders. However, its purpose is limited to instructing the registered shareholder how to vote on behalf of the Beneficial Shareholder. Should a Beneficial Shareholder receive such a form and wish to vote at the Meeting, the Beneficial Shareholder should strike out the management proxyholders' name in the form and insert the non-registered shareholder's name in the blank provided. The majority of brokers now delegate the responsibility for obtaining instructions from clients to ADP Investor Communications ("ADP"). ADP typically applies a special sticker to the proxy forms, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the proxy forms to ADP. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of common shares to be represented at the Meeting. A Beneficial Shareholder receiving a proxy with an ADP sticker on it cannot use that proxy to vote common shares directly at the Meeting - the proxy must be returned to ADP well in advance of the Meeting in order to have the common shares voted.

This Information Circular is being sent to both registered and non-registered owners of common shares of the Company. If you are a non-registered owner, and the Company or its agent has sent this Information Circular directly to you, your name and address and information about your holdings of common shares, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

By choosing to send this Information Circular to you directly, the Company (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering the Information Circular to you; and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

All references to shareholders in this Information Circular and the accompanying Proxy and Notice of Meeting are to registered shareholders unless specifically stated otherwise.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

Only shareholders of the Company who are listed on its Register of Shareholders on the record date of October 23, 2006 are entitled to receive notice of and to attend and vote at the Meeting or any adjournment of the Meeting (see "Voting of Shares and Proxies and Exercise of Discretion by Proxyholders" above).

As of October 23, 2006, the Company had 59,384,972 common shares issued and outstanding.

To the knowledge of the directors and senior officers of the Company, there is no person who, nor company which, beneficially owns, directly or indirectly, or controls or directs, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company other than Robert R. McEwen who owns 9,552,427 shares of the Company as of October 23, 2006, which represents 16% of the issued and outstanding common shares of the Company as at October 23, 2006.

RECEIPT OF DIRECTORS' REPORT AND FINANCIAL STATEMENTS

The Directors' Report and the financial statements of the Company for the financial year ended June 30, 2006 and accompanying auditor's report will be presented at the Meeting.

APPOINTMENT OF AUDITOR

The shareholders will be asked to vote for the appointment of Davidson & Company LLP, Chartered Accountants, as the auditor of the Company to hold office until the next annual general meeting of shareholders of the Company at a remuneration to be fixed by the directors.

ELECTION OF DIRECTORS

The Company's Board of Directors proposes to nominate the persons named in the table below for election as directors of the Company. The term of each of the Company’s present directors expires at the conclusion of the Meeting. Each director elected will hold office until the next annual general meeting of the Company or until his or her successor is duly elected or appointed, unless the office is earlier vacated in accordance with the Articles of the Company or the Business Corporations Act (British Columbia) or he or she becomes disqualified to act as a director.

The following table sets out the names of management's nominees for election as directors, the place in which each is ordinarily resident, all offices of the Company now held by each of them, their principal occupations, the period of time during which each has been a director of the Company, and the number of common shares of the Company beneficially owned by each of them, directly or indirectly, or over which control or direction is exercised, as of the date of this information circular.

Name, Place of Residence and Position Held with the Company(1)	Principal Occupation or Employment(1)	Date on which Nominee became a Director of the Company	Number of Shares Owned(1)
John M. Leask(2) British Columbia, Canada Chairman of the Board, President, and Chief Executive Officer	Professional Geological Engineer.	Dec. 16, 1994	1,831,012
Brian D. Edgar(2) British Columbia, Canada Director	Principal of Rand Edgar Investment Corp., an investment company located in Vancouver, BC, President and Chief Executive Officer of Dome Ventures Corporation.	Feb. 22, 1996	1,308,500
Gordon P. Leask(2) British Columbia, Canada Director	Professional Geological Engineer, President Mansfield Minerals Inc.	Jan. 23, 2003	2,558,341
Megan Cameron-Jones British Columbia, Canada Chief Financial Officer, Corporate Secretary and Director	President of Cerro Rico Management Corp., self-owned management company; Chief Financial Officer and Corporate Secretary of Mansfield Minerals Inc.	Dec. 20, 1996	332,876

(1)	Information as to the place of residence, principal occupation and shares beneficially owned, directly or indirectly, or controlled or directed, has been furnished by the respective directors.
(2)	Member of the Company's Audit Committee.

The Company does not have an executive committee.

The Company's Board of Directors does not contemplate that any of its nominees will be unable to serve as a director. If any vacancies occur in the slate of nominees listed above before the Meeting, then the proxyholders named in the accompanying form of proxy intend to exercise discretionary authority to vote the shares represented by proxy for the election of any other persons as directors.

None of the directors is, or during the ten years preceding the date of this Information Circular has been, a director or executive officer of any company that, while the person was acting in that capacity:

(a)	was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(b)

was subject to an event that resulted, after such person ceased to be a director or executive officer of that company, in that company being the subject of a cease trade or similar order or an order that denied that company access to any exemption under securities legislation, for a period of more than 30 consecutive days or;

(c)

within a year of that person ceasing to act as a director or executive officer of that company, that company became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

During the ten years preceding the date of this Information Circular, no director has become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that person.

AUDIT COMMITTEE

The Company must, pursuant to the provisions of Multilateral Instrument 52-110 Audit Committees ("MI 52-110"), which came into force on March 30, 2004, provide disclosure with respect to its audit committee, including the text of the audit committee charter, and the fees paid to the external auditor. Accordingly, the Company provides the following disclosure with respect to its audit committee.

Audit Committee Charter

The text of the Company’s Audit Committee Charter is attached as Schedule “A” hereto.

Composition of Audit Committee

Pursuant to section 224 of the Business Corporations Act (British Columbia) the Company is required to have an Audit Committee, which, at the present time, is comprised of John M. Leask, (financially literate), Brian D. Edgar (financially literate) and Gordon P. Leask (financially literate).

Relevant Education and Experience

John M. Leask is a Professional Engineer with over 29 years experience in the mineral exploration business. Mr. Leask has gained experience in the financial reporting requirements of public companies through his involvement as a director of Mansfield Minerals Inc. since 1998.

Brian D. Edgar is a trained (currently non-practicing) securities lawyer. He is co-owner of an investment and venture capital firm, has served as an executive/corporate officer and is a board member and member of the audit committee of various public companies over a 30 year period.

Gordon P. Leask is a Professional Engineer with over 25 years experience in the mineral exploration business. Mr. Leask has gained experience in the financial reporting requirements of public companies through his involvement as President of Mansfield Minerals Inc. since 1991.

Reliance on Certain Exemptions

At no time since the commencement of the Company's most recently completed financial year has the Company relied on the exemption in Section 2.4 of MI 52-110 (De Minimis Non-audit Services), or an exemption from MI 52-110, in whole or in part, granted under Part 8 of MI 52-110.

Audit Committee Oversight

At no time since the commencement of the Company’s most recent completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

Pre-Approval Policies and Procedures

The Audit Committee has adopted specific policies and procedures for the engagement of non-audit services as follows: The Audit Committee pre-approves all non-audit services provided to the Company by its external auditor other than those reasonably expected to constitute no more than 5% of the total amount of fees paid by the Company to the external auditor. The Audit Committee may delegate to one or more independent members the authority to pre-approve non-audit services. The pre-approval of non-audit services by any member to whom authority has been delegated must be presented to the Audit Committee at its first scheduled meeting following such pre-approval.

External Auditor Service Fees (By Category)

The aggregate fees billed by the Company's external auditors in each of the last two financial years for audit fees are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees[1]	Tax Fees[2]	All Other Fees[3]
2006	$83,975	$30,937	$1,450	Nil
2005	$29,464	$19,231	Nil	Nil

(1)	Fees charged for assurance and related services reasonably related to the performance of an audit, and not included under "Audit Fees".
(2)	Fees charged for tax compliance, tax advice and tax planning services.
(3)	Fees for services other than disclosed in any other column.

Exemption

The Company is relying on the exemption in Section 6.1 of MI 52-110 which exempts venture issuers, as defined in National Instrument 51-102 from the requirements to comply with the composition of its Audit Committee and the disclosure requirements of its Audit Committee in an annual information form, as prescribed by MI 52-110.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

In accordance with the requirements of National Instrument 58-101 Disclosure of Corporate Governance Practices (”NI 58-101”) and National Policy 58-201 Corporate Governance Guidelines (the “Guidelines”), the Company is required to give full and complete disclosure of its systems of corporate governance. The Board is committed to good corporate governance practices; however it considers that some of the Guidelines are not suitable for the Corporation at its current stage of development and therefore such Guidelines have not been adopted. The following describes the Company’s approach to corporate governance:

Board of Directors

The Board currently consists of four directors, Mr. John M. Leask, who is the Chairman, President and Chief Executive Officer of the Company, Ms. Megan Cameron-Jones who is the Chief Financial Officer and Corporate Secretary of the Company, Mr. Brian D. Edgar and Mr. Gordon P. Leask.

NI 58-101 distinguishes independent and non-independent directors. For the purposes of NI 58-101 none of the directors of the Company are independent as defined under NI 51-101. Mr. John Leask and Ms. Megan Cameron-Jones do not qualify as independent directors under NI 58-101 as they are both executive officers of the Company. See “ Statement of Executive Compensation – Compensation of Directors”. In addition, Mr. Gordon Leask does not qualify as an independent director under NI 58-101, as he indirectly received through a private company controlled by him an aggregate of $122,120, in consideration for management advisory services provided to the Company and Mr. Brian Edgar does not qualify as an independent director under NI 58-101, as he indirectly received through a private company 50% controlled by him an aggregate of $24,000, in consideration for management advisory services provided to the Company.

A majority of the directors are not independent of management. The operations of the Company do not support a large Board, and the Board has determined that the current size and constitution of the Board is appropriate for the Company’s current stage of development. In the event of a conflict of interest at a meeting of the Board, the conflicted director will in accordance with corporate law and in accordance with his or her fiduciary obligations as a director of the Company, disclose the nature and extent of his or her interest to the meeting and abstain from voting on or against the approval of such participation.

The following directors of the Company are also directors of other reporting issuers as set out below:

Name of Director	Name of Reporting Issuer

John M. Leask	Mansfield Minerals Inc.
Megan Cameron-Jones	Mansfield Minerals Inc.
Gordon P. Leask	Mansfield Minerals Inc.
Brian D. Edgar	Dome Ventures Corporation
Red Back Mining Inc.
Lundin Mining Corporation
Lexacal Investment Corp.
Pender Financial Group Corporation
International Uranium Corporation
Pearl Exploration and Production Ltd.

In addition, the members of the Board that are not members of management of the Company are encouraged by the management members of the Board to communicate and obtain advice from such advisors and legal counsel as they may deem necessary in order to reach a conclusion with respect to issues brought before the Board.

John M. Leask is the Chairman of the Board. Mr. Leask is not an independent director. The Company considers that the current size and constitution of the Board does not currently warrant the appointment of an independent chair. This determination will be revisited in the event of changes to the Board.

The following is the attendance record of each director for all Board meetings held during the Company’s financial year ended June 30, 2006:

Name of Director	Board Meetings Attended
John M. Leask	5 of 5
Megan Cameron-Jones	5 of 5
Gordon P. Leask	5 of 5
Brian D. Edgar	4 of 5

Board Mandate

The Board is responsible for the conduct of the Company's affairs generally. The Board is responsible for reviewing and approving the Company's operating plans and budgets as presented by management. The Board is responsible for identifying the principal risks of the Company's business and for ensuring these risks are effectively monitored and mitigated to the extent practicable. Succession planning, including the recruitment, supervision, compensation and performance assessment of the Company's senior management personnel also falls within the ambit of the Board's responsibilities. The Board is responsible for ensuring effective communications by the Company with its shareholders and the public and for ensuring that the Company adheres to all regulatory requirements with respect to the timeliness and content of its disclosure. In keeping with its overall responsibility for the stewardship of the financial affairs of the Company, the Board created an Audit Committee which is responsible for the integrity of the Company's internal control and management information systems.

The Board is responsible for approving annual operating plans recommended by management. Board consideration and approval is also required for all material contracts and business transactions and all debt and equity financing proposals.

The Board delegates to management responsibility for meeting defined corporate objectives, implementing approved strategic and operating plans, carrying on the Company's business in the ordinary course, managing the

Company's cash flow, evaluating new business opportunities, recruiting staff and complying with applicable regulatory requirements.

The Board believes the Company is well served and the independence of the Board from management is not compromised. The Board does not have, and does not consider it necessary under the circumstances to have, any formal structures or procedures in place to ensure that the Board can function independently of management. The Board believes that its current composition is sufficient to ensure that the Board can function independently of management.

Position Descriptions

Due to the current size and constitution of the Board, the Company does not currently have a Chair and has not appointed a chairman of the audit committee. Accordingly, the Company has not developed written position descriptions for such positions.

The Chief Executive Officer and the Board have not, to date, developed a formal, documented position description for the Chief Executive Officer and to define the limits of management's responsibilities. The Board is currently of the view that the respective corporate governance roles of the Board and management are clear and that the limits to management's responsibility and authority are reasonably well-defined.

Orientation and Continuing Education

The Company does not provide a formal orientation and education program for new directors as the Company has not appointed a new director for over three years. However, any new directors will be given the opportunity to (a) familiarize themselves with the Company, the current directors and members of management; (b) copies of recently publicly filed documents of the Company, technical reports and the Company’s internal financial information; (c) access to technical experts and consultants; and (d) a summary of significant corporate and securities legislation. Directors are also given the opportunity for continuing education.

Ethical Business Conduct

The Board does not currently have a written code of ethics, but views good corporate governance as an integral component to the success of the Company.

Nomination of Directors

Since the size of the Board is limited, the Company has not appointed a Nominating Committee, and considers that the functions of such a committee can be served by the Board as a whole. The Board considers its size, in light of the Company's state of development, to be appropriate.

Compensation

The Board does not have a Compensation Committee. Directors’ compensation is currently being considered by the Board. Since the size of the Board is limited, the Company considers that the functions of such a committee can be served by the Board as a whole. The Company may also grant stock options to directors of the Company in consideration for their services provided to the Company.

Description of Board Committees

The Company does not have any standing committees, other than the Audit Committee. Please refer to the Section entitled “Audit Committee” for further information.

Assessments

The Board is of the view that the Company's shareholders are the most important assessors of Board performance and that they provide the most effective, objective assessment of the Board's performance.

STATEMENT OF EXECUTIVE COMPENSATION

Executive Officers

The summary compensation table below discloses compensation paid to the following individuals:

(a)	each chief executive officer ("CEO") of the Company;

(b)	each chief financial officer ("CFO") of the Company;

(c)

each of the Company's three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $150,000 per year; and

(d)

any additional individuals for whom disclosure would have been provided under (c) except that the individual was not serving as an officer of the Company at the end of the most recently completed financial year

(each, a "Named Executive Officer" or "NEO").

The Company currently has two Named Executive Officers, being John M. Leask, the Chairman, President and CEO of the Company and Megan Cameron-Jones, the CFO, Corporate Secretary and a Director of the Company.

Summary Compensation Table

The following table contains a summary of the compensation paid to each Named Executive Officer of the Company during the three most recently completed financial years.

NEO Name and Principal Position	Year Ended June 30	Annual Compensation			Long Term Compensation			All Other Compen- sation ($)
		Salary ($)	Bonus ($)	Other Annual Compen- sation ($)	Awards		Payouts
					Securities Under Options/ SARs(1) Granted (#)	Shares or Units Subject to Resale Restrictions ($)	LTIP(2) Payouts ($)
John M. Leask President, Chairman and Chief Executive Officer	2006 2005 2004	Nil Nil Nil	Nil Nil Nil	$122,120(3) $120,000(3) $97,879(3)	425,000/Nil Nil/Nil 547,500/Nil	Nil Nil Nil	N/A N/A N/A	Nil Nil Nil
Megan Cameron- Jones(4) Chief Financial Officer and Corporate Secretary	2006 2005 2004	Nil Nil Nil	Nil Nil Nil	$54,000(4) $48,000(4) $33,750(4)	200,000/Nil Nil/Nil 250,000/Nil	Nil Nil Nil	Nil N/A N/A	Nil Nil Nil

(1)

"SAR" or "stock appreciation right" means a right granted by the Company, as compensation for services rendered, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of publicly traded securities of the Company.

(2)

"LTIP" or "long term incentive plan" means any plan that provides compensation intended to serve as incentive for performance to occur over a period longer than one financial year, but does not include option or stock appreciation right plans or plans for compensation through restricted shares or restricted share units.

(3)

These monies were paid to Rangefront Exploration Corp., a BC private company controlled by Mr. Leask. Refer to "Statement of Executive Compensation – Termination of Employment, Change in Responsibilities and Employment Contracts" for further particulars.

(4)

Megan Cameron-Jones was appointed Chief Financial Officer on November 25, 2004. These monies were paid to Cerro Rico Management Corp, a private BC company controlled by Ms. Cameron-Jones. Refer to "Statement of Executive Compensation – Termination of Employment, Change in Responsibilities and Employment Contracts" for further particulars.

Compensation of Directors

Compensation for the Named Executive Officers has already been disclosed above. No cash compensation was paid to any director of the Company for the director's services as a director during the financial year ended June 30, 2006.

The Company paid the following amounts to directors of the company for services provided to the Company which were not provided in their respective capacities as directors or officers of the Company as applicable. The Company paid an aggregate of $325,210 to Cerro Rico Management Corp., a private BC company controlled by Megan M. Cameron-Jones, a director of the Company, for recoverable expenses and administration and secretarial services provided to the Company. The Company paid an aggregate of $24,000 to Rand Edgar Investment Corporation, a private BC company owned, as to 50% by Brian D. Edgar, a director of the Company, for management advisory services provided to the Company. The Company paid an aggregate of $122,120 to Eagle Putt Ventures Inc., a private BC company controlled by Gordon P. Leask, for management advisory services provided to the Company.

The Company has no standard arrangement pursuant to which directors are compensated by the Company for their services in their capacity as directors except for the granting from time to time of incentive stock options in accordance with the policies of the TSX Venture Exchange (“TSXV”).

Director Remuneration

During the most recently completed financial year, the aggregate remuneration paid to directors and senior officers of the Company as a group was $497,504.

Options/SARs Granted During the Most Recently Completed Financial Year

During the most recently completed fiscal year, the following incentive stock options were granted to the Named Executive Officers. No SARs (stock appreciation rights) were granted during this period.

Name	Date of Grant	Securities Under Options/ SARs Granted (#)	% of Total Options/SARs Granted to Employees in Fiscal year	Exercise or Base ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security (1) )	Expiration Date
John M. Leask	Jan. 10/06	425,000	20.73%	$1.91	$1.91	Jan. 10/11
Megan Cameron-Jones	Jan. 10/06	200,000	9.76%	$1.91	$1.91	Jan. 10/11

(1)	Calculated as the closing price of the Company's shares on the
(2)	V on the date of grant.

Aggregated Option Exercises During the Most Recently Completed Financial Year and Financial Year-End Option Values

During the most recently completed financial year, there were no incentive stock options exercised by the Named Executive Officers. The following table sets out the financial year end value of stock options held by the Named Executive Officers. During this period, no outstanding SARs were held by the Named Executive Officers.

NEO Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at Financial Year-End (#) Exercisable/ Unexercisable	Value of Unexercised in-the-Money Options/SARs at Financial Year-End ($) Exercisable/ Unexercisable (1)
John M. Leask	Nil	$Nil	1,175,000/Nil	$1,572,700/Nil
Megan Cameron-Jones	Nil	$Nil	550,000/Nil	$735,500/Nil

(1)

"In the money" options are those where the market value of the underlying securities at the financial year-end exceeds the exercise price of the option. Value is determined by calculating the difference between the closing price of the Company's shares ($2.26) on June 30, 2006, and the exercise price of each option, and then multiplying the difference by the number of shares under option at the financial year end.

Options and Stock Appreciation Rights Repricings

There were no options or freestanding SARs held by the Named Executive Officers that were repriced downward during the most recently completed financial year end of the Company.

Long-Term Incentive Plans

The Company does not have any long-term incentive plans.

Pension Benefits

Neither the Company nor any of its subsidiaries currently has a pension benefits arrangement under which the Company or any of its subsidiaries has made payments to the directors and senior officers of the Company during its most recently completed financial year or intends to make payments to the Company's directors and senior officers upon their retirement (other than the payments set out above and those made, if any, pursuant to the Canada Pension Plan or any government plan similar to it).

Other Benefits

No remuneration was paid (other than the payments set out above and those made pursuant to the Canada Pension Plan or any government plan similar to it and payments to be made for, or benefits to be received from, group life or accident insurance, group hospitalization or similar group benefits or payments) during the Company's most recently completed financial year to the directors and senior officers of the Company, as a group, directly or indirectly, by the Company or any of its subsidiaries pursuant to any existing plan or arrangement. The Company and its subsidiaries do not propose to make payments, directly or indirectly, in the future to the directors and senior officers of the Company, as a group pursuant to such a plan or arrangement.

Termination of Employment, Change in Responsibilities and Employment Contracts

The Company has entered into management service agreements with respect to each of the Named Executive Officers. In both cases, the agreement is between the Company and a private company controlled by the Named Executive Officer, pursuant to which the private company has agreed to provide certain consulting services to the

Company, initially through the director that controls such private company. An overview of these agreements is provided in the following table:

Party to the Agreement	Named Executive Officer to Which Agreement Relates	Date of Agreement	Expiry Date	Monthly Compensation	Minimum Stock Option Entitlement (in Shares)
Rangefront Exploration Corp.(1)	John M. Leask	Jan 31, 2006	Dec 31, 2008	$10,000	1,175,000

Cerro Rico Management Corp.(2)	Megan Cameron- Jones	Jan 31, 2006 (amended Oct 3, 2006)	Dec 31, 2008	$5,000	550,000

(1)	A private company controlled by Mr. Leask.
(2)	A private company controlled by Ms. Cameron-Jones.

Under each agreement, as amended where applicble, the Company has agreed to pay the private company a monthly base fee (specified above), which is subject to annual review by the Company’s board of directors, and a minimum number of stock options (specified above). The Company has also agreed to provide an additional fee to Rangefront Exploration Corp. of US$450 for each day that their designated employees, currently Mr. J. Leask, are required to travel to Nevada to provide any service for the Company.

In each case, the private company is permitted to replace the services of its currently-designated employee with the services of another person of equal or greater skills for the engagement, provided that, in such event, the Company may terminate the agreement. Each agreement is for an initial term expiring on December 31, 2008, unless earlier terminated or extended. Unless the Company provides written notice of termination at least 60 days prior to the expiry of the initial term, each agreement will automatically be extended for an additional 24 months. Each agreement may be terminated earlier, at any time, (i) by the private company upon 30 days prior written notice to the Company, (ii) at the option of the private company in the event that there is a “takeover of control” of the Company as defined in the agreement, (iii) by the Company if the services of the designated employee are no longer available or he or she is unable to perform the services as a result of death or permanent disability, (iv) by the Company for “cause” as defined in the agreement, or (v) by the Company for any other reason. If the agreement is terminated by the private company in connection with a takeover of control, or by the Company within a certain period of time of a takeover of control, the Company is required to pay the private company an amount equal to 24 months of the monthly base fee under the respective agreement, plus, in the case of Cerro Rico Management Corp. (Ms. Cameron-Jones), an additional lump sum payment of $85,500. If the agreement is terminated by the Company for any other reason, other than for cause or due to the unavailability of the currently-designed employee, the Company is required to pay the private company an amount equal to three months of the monthly base fee if the agreement is terminated within the first year, and one additional month of the monthly base fee for each year of service thereafter.

Option/SARs Granted During the Most Recently Completed Financial Year

During the most recently completed fiscal year, the following incentive stock options were granted to certain directors who are not Named Executive Officers. No SARs (stock appreciation rights) were granted during this period.

Name	Date of Grant	Securitie s Under Options/ SARs Granted (#)	% of Total Options/SARs Granted to Employees in Fiscal year	Exercise or Base ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security (1) )	Expiration Date
Gordon P. Leask	Jan. 10/06	425,000	20.73%	$1.91	$1.91	Jan. 10/11
Brian D. Edgar	Jan. 10/06	425,000	20.73%	$1.91	$1.91	Jan. 10/11

(1)	Calculated as the closing price of the Company's shares on the TSXV on the date of grant.

Aggregated Option Exercises During the Most Recently Completed Financial Year and Financial Year-End Option Values

During the most recently completed financial year, there were no incentive stock options exercised by the directors of the Company, who are not Named Executive Officers. The following table sets out the financial year end value of stock options held by certain directors who are not Named Executive Officers. During this period, no outstanding SARs were held by the directors who are not Named Executive Officers.

Name	Securities Acquired on Exercise (#)(1)	Aggregate Value Realized (#)(2)	Unexercised Options at Financial Year-End Exercisable/Unexercisabl e	Value of Unexercised In- the-Money Options at Financial Year-End Exercisable/Unexercisabl e ($)(3)
Directors who are not named Executive Officers (2 persons)	Nil	$Nil	2,350,000/Nil	$3,135,140/Nil

(1)	Calculated as the closing price of the Company's shares on the TSXV on the date of grant.
(2)	Calculated using the difference between the exercise price and the closing price of common shares of the Company on the TSXV on the date of exercise.
(3)	Value using the closing price of common shares of the Company on the TSXV on June 30, 2006 of $2.26 per share, less the exercise price per share.

Securities Authorized for Issuance under Equity Compensation Plans

Equity Compensation Plan Information

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by securityholders	5,120,000	$0.96	1,952,935
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	5,120,000	$0.96	1,952,935

Stock Option Plan

On November 4, 2002 the Board adopted an incentive stock option plan (the “Plan”), as amended on December 12, 2003, pursuant to which up to 7,072,935 common shares have been reserved for issuance from the Company’s treasury upon the exercise of stock options, which represents an aggregate of 12% of the Company’s issued and outstanding common shares as of October 23, 2006. The Plan was originally approved by the shareholders of the Company on December 18, 2002 and was subsequently amended and approved by the shareholders on December 12, 2003.

Under the terms of the Plan, the Company has as at October 23, 2006 granted stock options to certain executive officers, directors, employees and consultants of the Company that entitle them to purchase up to 5,120,000 common shares in the capital of the Company, which as of October 23, 2006 represents an aggregate of 8.6% of the issued and outstanding common shares.

The Plan provides the Company with a share-related mechanism to attract, retain and motivate executives, directors, employees and consultants, to incent such individuals to contribute toward the long term goals of the Company, and to encourage such individuals to acquire common shares of the Company as long term investments. The Plan is presently administered by the Board and options may be granted on such terms that the Board may determine, subject to the limits of the Plan and the requirements of applicable regulatory authorities.

The following is a description of the material terms and conditions of the Plan:

Eligible Participants: The Plan provides that stock options may be granted to any employee, officer, director or consultant of the Company or a subsidiary of the Company.

Exercise Price: Stock options granted pursuant to the Plan will be exercisable at a price which is not less than the market value of the Company’s shares at the time the option is granted. “Market Value” will be the closing trading price of the Company’s shares on the TSXV or other such stock exchange upon which the shares are listed on the trading day immediately preceding the date of the grant of the option.

Term and Cessation: Options under the Plan will be granted for a term not to exceed 10 years from the date of their grant. All options will terminate on the earlier of the expiry of their term and the date of termination of an option holder’s employment, engagement or position as director or officer, if terminated for just cause, otherwise not more than 90 days following termination for directors and officers or not more than 30 days following termination for employees and consultants.

Maxiumum Grant to Any One Participant: The number of shares of the Company reserved for issuance to any one person on a yearly basis cannot exceed five percent of the number of issued and outstanding shares of the Company at the time of the grant of the options.

Vesting: Options granted under the Plan may be made subject to vesting provisions as the Board may determine. In the event that an option will be terminated prior to expiry of its term due to certain corporate events, all options then outstanding shall become immediately exercisable, notwithstanding the original vesting schedule, if any.

Assignability: Options are non-assignable and non-transferable, provided that they are exercisable by an option holder’s legal heirs, personal representatives or guardians for up to six months following the death or termination of an option holder due to disability, or up to 12 months following the termination of an option holder for disability if the option holder dies within six months of termination. All such options will continue to vest in accordance with their original vesting schedule.

Financial Assistance: The Company does not provide financial assistance to optionholders, by way of a loan, guarantee or otherwise, to facilitate the purchase of common shares upon the exercise of options granted under the Plan.

Other Material Information: If a material alteration in the capital structure of the Company occurs as a result of a consolidation, subdivision, conversion, exchange, reclassification or otherwise, the Board shall make adjustments to the Plan and to the options then outstanding under it as the Board determines to be appropriate and equitable under the circumstances, unless the Board determines that it is not practicable or feasible to do so, in which event the options granted under the Plan will terminate as set forth above.

Procedure for Amendments: The Board may terminate, suspend or amend the terms of the Plan, subject to the approval of any stock exchange on which the Company is listed, provided that the Board may not, without the approval of shareholders entitled to vote, (i) increase the number of shares which may be issued under the Plan; (ii) materially modify the requirements as to eligibility for participation in the Plan; or (iii) materially increase the benefits accruing to participants under the Plan; however, the Board may amend the terms of the Plan to comply with the requirements of any applicable regulatory authority without obtaining the approval of its shareholders.

The Company intends to seek the approval of its shareholders to certain amendments to the Plan. See “Particulars of Other Matters to be Acted Upon” for details of the proposed amendments to the Plan.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No current or former executive officer, director or employee of the Company or any of its subsidiaries, or any proposed nominee for election as a director of the Company, or any associate or affiliate of any such executive officer, director or proposed nominee, is or has been indebted to the Company or any of its subsidiaries, or to any other entity that was provided a guarantee or similar arrangement by the Company or any of its subsidiaries in connection with the indebtedness, at any time since the beginning of the most recently completed financial year of the Company.

MANAGEMENT CONTRACTS

Management functions of the Company or any subsidiary of the Company are not, to any substantial degree, performed by a person other than the directors or senior officers of the Company or its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as set forth in this information circular, no informed person of the Company, no proposed nominee for election as a director of the Company and no associate or affiliate of any such informed person or proposed nominee has had any material interest, direct or indirect, in any transaction since the commencement of the Company’s most recently completed financial year or in any proposed transaction that, in either case, has materially affected or would materially affect the Company or any of its subsidiaries.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

No director or executive officer of the Company at any time since the beginning of the Company's last financial year, no proposed nominee for election as a director of the Company and no associate or affiliate of any of such persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting, except for any interest arising from the ownership of shares of the Company where the shareholder will receive no extra or special benefit or advantage not shared on a pro-rata basis by all holders of shares in the capital of the Company.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Amendment to Stock Option Plan – to Include an Amending Procedure

The Company wishes to amend its Plan to clarify and describe the situations in which the Board may, without shareholder approval, amend the terms of its Plan and any outstanding stock options.

Currently, the Plan provides that the Board may terminate, suspend or amend the terms of the Plan, subject to the approval of any stock exchange on which the Company is listed, provided that the Board may not, without the approval of shareholders entitled to vote: (i) increase the number of shares which may be issued under the Plan; (ii) materially modify the requirements as to eligibility for participation in the Plan; or (iii) materially increase the benefits accruing to participants under the Plan. In addition, the Plan currently provides that the Board may not, without the consent of an optionholders, amend the terms of an option that would materially decrease the rights or benefits of an optionholder or materially increase the obligation of an optionholder, or reduce the exercise price of an optionholder while that option holder is an insider of the Company. These provisions will continue to exist in the Plan.

However, the Company wishes to have the flexibility and avoid the time and expense of having to seek shareholder approval to make minor amendments to the Plan and outstanding stock option agreements which amendments do not materially decrease the rights or benefits of optionholders or materially increase the obligations of optionholders. Particularly, the Company wishes to amend its Plan to reflect that the Board may, at any time, without further approval by the shareholders, amend the Plan or any options granted under the Plan in such respects as it may consider advisable and, without limiting the generality of the foregoing it may do so to:

1.	amend typographical, clerical and grammatical errors;

2.	reflect changes to applicable securities laws;

3.	change the termination provisions of an option or the Plan which do not entail an extension beyond the original expiry date;

4.	include the addition of a cashless exercise feature, payable in cash or securities, which provides for a full deduction of the number of underlying securities from the Plan reserve; and

5.

ensure that the options granted under the Plan will comply with any provisions respecting the income tax and other laws in force in any country or jurisdiction of which an option holder to whom an option has been granted may from time to time be resident or a citizen.

In accordance with the rules and policies of the Exchange, the amendment to the Plan must be approved by a majority of the votes cast at the Meeting. Accordingly, the Shareholders will be asked at the Meeting to pass an ordinary resolution in the following terms:

“RESOLVED AS AN ORDINARY RESOLUTION, WITH OR WITHOUT AMENDMENT, that:

1.	the stock option plan of the Company dated November 4, 2002, as amended (the “Plan”) be amended by deleting section 9.2 in its entirety and replacing it with the following:

“9.2 Amendment of Option or Plan

(a)

Pursuant to the policies of organized trading facility on which the Shares are listed, the Board may, at any time, without further approval by the shareholders, amend the Plan or any Option granted hereunder in such respects as it may consider advisable and, without limiting the generality of the foregoing, it may do so to:

	(i)	amend typographical, clerical and grammatical errors;

	(ii)	reflect changes to applicable securities laws;

	(iii)	change the termination provisions of an Option or the Plan which do not entail an extension beyond the original expiry date;

	(iv)	include the addition of a cashless exercise feature, payable in cash or securities, which provides for a full deduction of the number of underlying securities from the Plan reserve; and

(v)

ensure that the Options granted under the Plan will comply with any provisions respecting the income tax and other laws in force in any country or jurisdiction of which a Participant to whom an Option has been granted may from time to time be resident or a citizen.

(b)

Subject to section 9.2 (a) and to any required Regulatory Approvals, the Committee may from time to time amend any existing Option or the Plan or the terms and conditions of any Option thereafter to be granted provided that where such amendment relates to an existing Option and it would:

	(i)	materially decrease the rights or benefits accruing to an Option Holder; or

	(ii)	materially increase the obligations of an Option Holder;

then, unless otherwise excepted out by a provision of this Plan, the Committee must also obtain the written consent of the Option Holder in question to such amendment. If at the time the exercise price of an Option is reduced and the Option Holder is an Insider of the Company, the Insider must not exercise the Option at the reduced exercise price until the reduction in exercise price has been approved by disinterested shareholders of the Company.”

2.	the Company be authorized to abandon or terminate all or any part of the amendments to the Plan if the Board deems it appropriate and in the best interests of the Company to do so; and

3.

any one or more of the directors and officers of the Company be authorized and directed to perform all such acts, deeds and things and execute, under the seal of the Company or otherwise, all such documents and other writings as may be required to give effect to the true intent of these resolutions.”

The full text of the Plan, as it is proposed to be amended, is available on request from the head office of the Company.

The directors of the Company consider the amendments to the Plan to be in the best interests of the Company and recommend that shareholders vote FOR the foregoing resolution.

An ordinary resolution requires the approval of a simple majority (greater than 50%) of the votes cast by those shareholders of the Company who, being entitled to do so, vote in person or by proxy at a general meeting of the Company.

Amendment to Stock Option Plan – to Include Payment Alternatives on Option Exercises

The Plan currently provides that upon the exercise of stock options, the optionholder is required to pay the Company in cash in consideration for the common shares issued upon exercise of stock options. The Company wishes to amend its Plan to provide option holders with different methods of payment in connection with the issuance of common shares upon the exercise of stock options.

The Company proposes to amend its Plan to provide option holders with the option of electing to make payment of the aggregate exercise price of the common shares being purchased upon the exercise of an option by either cash (the “Cash Alternative”) or by exchanging the option or the portion of the option being exercised for such number of common shares calculated in accordance with the formula (the “Cashless Alternative”) as set out below:

X=Y(A-B)
A

Where	X =	The number of Shares to be issued to the Option Holder

	Y =	The number of Shares purchasable under the part of the Option being exchanged (as adjusted to the date of such calculation)

	A =	The Fair Market Value of one of the Shares to which the Option pertains as of the Exercise Date

	B =	The Exercise Price of the Option (as adjusted to the date of such calculation)

“Fair Market Value” as of any date means:

(i)

if traded on the TSXV or any other stock exchange or quotation system, the average of the closing prices of the Shares on such exchange or market over the five business days ending immediately prior to that date (and for any day during such period that the Shares do not trade, the bid price for that day shall be used in lieu of the closing price); and

(ii)	if (i) above is not applicable, the value determined in good faith by the Board.

In the event that an optionholder elects to exchange its option or a portion thereof for common shares by in accordance with the Cashless Alternative, the Company will be required to issue fewer shares than the number of common shares subject to the option. Accordingly, the Company will suffer less dilution upon Options that are exercised using the Cashless Alternative. Upon exercise of an Option by an optionholder electing to use the Cashless Alternative, the number of common shares reserved for issuance under the Plan will, pursuant to the policies of the TSXV be reduced by the full number of common shares that were subject to the option or portion of the option being exercised rather than the actual shares issued under the Cashless Alternative.

In accordance with the rules and policies of the TSXV, the amendment to the Plan must be approved by a majority of the votes cast at the Meeting. Accordingly, the shareholders will be asked at the Meeting to pass an ordinary resolution in the following terms:

“RESOLVED AS AN ORDINARY RESOLUTION, WITH OR WITHOUT AMENDMENT, that:

1.

the stock option plan of the Company dated November 4, 2002, as amended (the “Plan”) be amended by inserting a new section 7.2 as follows, and renumbering sections 7.2 and 7.3 as sections 7.3 and 7.4 accordingly:

“7.2 Payment Alternatives

The Option Holder may elect to make payment of the aggregate Exercise Price of the Shares being purchased pursuant to the exercise of the Option by either of the following alternatives, such election to be indicated in the Exercise Notice:

(a)	by certified cheque or bank draft payable to the Company;

(b)

to the extent permitted by applicable laws, regulations and stock exchange rules and policies (including, but not limited to, tax and securities laws and regulations), by exchanging the Option or portion thereof being exercised for the number of Shares issuable pursuant to such exercise in accordance with this section 7.2. If this section 7.2 is applicable, the Option Holder shall tender to the Company the Option Certificate along with the Exercise Notice indicating the Option Holder’s election to exchange the Option, or any part thereof (as the case may be), and the Company shall issue to the Option Holder the number of Shares, rounded down to the nearest whole number, calculated using the following formula:

X=Y(A-B)
A

Where	X =	The number of Shares to be issued to the Option Holder

	Y =	The number of Shares purchasable under the part of the Option being exchanged (as adjusted to the date of such calculation)

	A =	The Fair Market Value of one of the Shares to which the Option pertains as of the Exercise Date

	B =	The Exercise Price of the Option (as adjusted to the date of such calculation)

 For the purposes of this section, “Fair Market Value” as of any date means:

(i)

if traded on the TSXV or any other stock exchange or quotation system, the average of the closing prices of the Shares on such exchange or market over the five business days ending immediately prior to that date (and for any day during such period that the Shares do not trade, the bid price for that day shall be used in lieu of the closing price); and

(ii)	if subsection (i) above is not applicable, the value determined in good faith by the Board.”

2.	the Company be authorized to abandon or terminate all or any part of the amendments to the Plan if the Board of the Company deems it appropriate and in the best interests of the Company to do so; and

3.

any one or more of the directors and officers of the Company be authorized and directed to perform all such acts, deeds and things and execute, under the seal of the Company or otherwise, all such documents and other writings as may be required to give effect to the true intent of these resolutions.”

The full text of the Plan, as it is proposed to be amended, is available on request from the head office of the Company.

The directors of the Company consider the amendment to the Plan to be in the best interests of the Company and recommend that shareholders vote FOR the foregoing resolutions.

An ordinary resolution requires the approval of a simple majority (greater than 50%) of the votes cast by those shareholders of the Company who, being entitled to do so, vote in person or by proxy at a general Meeting of the Company.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at www.sedar.com.

Financial information is provided in the Company's comparative financial statements and Management Discussion and Analysis for its most recently completed financial year. To request copies of the Company's financial statements and Management Discussion and Analysis, please contact Megan Cameron-Jones, a Director of the Company, at Suite 922, 510 West Hastings Street, Vancouver, BC, V6B 1L8; telephone (604) 681-4462; facsimile (604) 681-0180; email info@whiteknightres.com.

The contents of this Information Circular have been approved, and the delivery of it to each shareholder of the Company entitled thereto and to the appropriate regulatory agencies has been authorized by the Board of Directors of the Company.

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

Dated at Vancouver, British Columbia this 23rd day of October, 2006.

By Order of the Board of Directors of White Knight Resources Ltd.

“John M. Leask”

John M. Leask
President, Chief Executive Officer and Chairman

SCHEDULE “A”

WHITE KNIGHT RESOURCES LTD.

AUDIT COMMITTEE CHARTER

Effective date: May 26, 2005

Approved by the Board of
Directors on May 26, 2005

Mandate

The primary function of the audit committee (the "Committee") is to assist the Board of Directors of White Knight Resources Ltd. (the “Company”) in fulfilling its financial oversight responsibilities by reviewing the financial statements, financial reports and other financial information provided by the Company to regulatory authorities and shareholders.

The members of the Committee are not full-time employees of the Company and may or may not be accountants or auditors by profession or experts in the fields of accounting or auditing and, in any event, do not serve in such capacity. Consequently, it is not the duty of the Committee to conduct audits or to determine that the Company’s financial statements and disclosures are complete and accurate and are in accordance with generally accepted accounting principles and applicable rules and regulations. These are the responsibilities of management and the external auditors.

Composition

The Committee shall be comprised of a minimum three directors as determined by the Board of Directors.

If the Company ceases to be a "venture issuer" as that term is defined in Multilateral Instrument 52-110 entitled “Audit Committees” ("MI 52-110"), then all of the members of the Committee shall be free from any material relationship with the Company. A material relationship means a relationship that could, in the view of the Company's Board of Directors, reasonably interfere with the exercise of a member's independent judgment. In any event, a member of the Committee has a material relationship with the Company if he is deemed to have one pursuant to MI 52-110.

If the Company ceases to be a "venture issuer” then all members of the Committee shall also have accounting or related financial management expertise. For the purposes of the Company's Audit Committee Charter, the definition of "financially literate" is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company's financial statements.

The members of the Committee shall be elected by the Board of Directors at its first meeting following the annual shareholders' meeting. Unless a Chair is elected by the full Board of Directors, the members of the Committee may designate a Chair by a majority vote of the full Committee membership.

Authority

The Committee has been expressly authorized by the Board of Directors of the Company to (a) engage independent counsel and other advisors as it determines necessary to carry out its duties, (b) set and cause the Company to pay the compensation for any advisors employed by the Audit Committee, and (c) communicate directly with the internal and external auditors.

Responsibilities

The Committee shall

(1)

recommend to the Board of Directors: (a) the external auditor to be nominated for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for the Company; and (b) the compensation of the external auditor.

(2)

be directly responsible for overseeing the work of the external auditor engaged for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for the Company, including the resolution of disagreements between management and the external auditor regarding financial reporting.

(3)	pre-approve all non-audit services to be provided to the Company or its subsidiary entities by the Company's external auditor in accordance with the pre-approval process noted below.

(4)	review the Company's financial statements, MD&A and annual and interim earnings press releases before the Company publicly discloses this information.

(5)

be satisfied that adequate procedures are in place for the review of the Company's public disclosure of financial information extracted or derived from the Company's financial statements, other than the public disclosure referred to in subsection (5), and must periodically assess the adequacy of those procedures.

(6)

establish procedures for (a) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and (b) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

(7)	review and approve the Company's hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Company.

Pre-Approval of Non-Audit Services

The Committee satisfies the pre-approval requirement of item (3) of its Responsibilities if:

(a)

the aggregate amount of all the non-audit services that were not pre-approved is reasonably expected to constitute no more than five per cent of the total amount of fees paid by the Company and its subsidiary entities to the Company's external auditor during the fiscal year in which the services are provided;

(b)	the Company or the subsidiary entity of the Company, as the case may be, did not recognize the services as non-audit services at the time of the engagement; and

(c)

the services are promptly brought to the attention of the Committee of the Company and approved, prior to the completion of the audit, by the Committee or by one or more of its members to whom authority to grant such approvals has been delegated by the Committee.

The Committee may delegate to one or more independent members the authority to pre-approve non-audit services in satisfaction of the requirement of item (3) of its Responsibilities. The pre-approval of non-audit services by any member to whom authority has been delegated pursuant hereto must be presented to the Audit Committee at its first scheduled meeting following such pre-approval.

The Committee satisfies the pre-approval requirement of item (3) of its Responsibilities if it adopts specific policies and procedures for the engagement of the non-audit services, if: (a) the pre-approval policies and procedures are detailed as to the particular service; (b) the Audit Committee is informed of each non-audit service; and (c) the procedures do not include delegation of the Audit Committee's responsibilities to management.